UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

or

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission File No. 001-36609

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHERN TRUST CORPORATION

50 South LaSalle Street, Chicago, Illinois, 60603

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2025 AND 2024
(With Report of Independent Registered Public Accounting Firm)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 24, 2026

To the Employee Benefit Administrative Committee of
The Northern Trust Company

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2025, as well as the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in its net assets available for benefits for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Employee Benefit Administrative Committee of
The Northern Trust Company
June 24, 2026
Page Two

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONTINUED)

Supplementary Information

The supplementary information contained in the schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GJC CPA’S & ADVISORS

Chicago, Illinois

We have served as the Plan’s auditor since 2012.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2025	2024
Assets
Investments, at fair value:
Collective trust funds	$3,192,944,512	$2,838,812,747
Northern Trust common stock funds	270,853,326	232,116,478
Mutual funds	101,751,231	82,444,860

Investments, at contract value:
Stable value portfolio	171,427,516	161,070,016

Total investments	3,736,976,585	3,314,444,101

Receivables:
Notes receivable from participants	28,087,906	26,663,198
Due from broker for securities sold	—	735,873
Accrued interest and dividends receivable	1,727,929	1,857,129
Employer contribution receivable	1,708,464	1,771,821
Total receivables	31,524,299	31,028,021

Total assets	3,768,500,884	3,345,472,122

Liabilities
Operating payables	57,912	59,299
Other liabilities	2,674,323	9,578,336
Total liabilities	2,732,235	9,637,635

Net assets available for benefits	$3,765,768,649	$3,335,834,487

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,
	2025	2024
Additions:
Contributions:
Participants	$140,511,137	$133,450,273
Employer	36,149,296	34,114,038
Rollovers	30,827,517	32,487,045
Total contributions	207,487,950	200,051,356

Investment income:
Net appreciation in fair value of investments	545,738,625	431,135,087
Dividends	8,215,837	8,868,403
Interest	9,303,663	7,612,622
Interest from notes receivable from participants	2,124,695	1,815,048
Total investment income	565,382,820	449,431,160

Total additions	772,870,770	649,482,516

Deductions:
Benefits paid to participants	341,546,195	243,942,231
Administrative expenses	1,390,413	1,600,404
Total deductions	342,936,608	245,542,635

Net increase	429,934,162	403,939,881

Net assets available for benefits:

Beginning of year	3,335,834,487	2,931,894,606

End of year	$3,765,768,649	$3,335,834,487

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
1.     Plan Description

The following is a brief description of The Northern Trust Company Thrift-Incentive Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan Sourcebook or the Plan document for more complete information.

(a)General – The Plan is a defined contribution plan, the purpose of which is to provide retirement benefits to eligible U.S.-based employees of The Northern Trust Company (the Company) and any affiliates or subsidiaries which adopt the Plan.

The Plan is sponsored by the Company and is subject to applicable provisions of the Employee Retirement Income Security Act, as amended (ERISA), and the Internal Revenue Code (the Code).

(b)    Plan Administration – The Plan is administered by the Employee Benefit Administrative Committee of The Northern Trust Company (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c)    Eligibility – Employees can make contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of vesting service.

(d)    Vesting – Participants are always 100% vested in their own contributions and earnings. The Company matching contributions vest 20% annually until the participant is 100% vested at the end of five years.

(e)    Employee Contributions – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan; provided, however, certain highly compensated participants are limited to a maximum contribution rate of 20%. These contributions may be made on a before-tax, Roth, and/or after-tax basis. During 2025 and 2024, a participant’s annual before-tax and/or Roth contributions could not exceed $23,500 and $23,000, respectively, except in the case of additional catch-up contributions. Participants who had attained age 50 before the end of the Plan year were eligible to contribute up to an additional $7,500 in catch-up contributions to the Plan during both 2025 and 2024. In 2025, participants who had attained age 60 to 63 were eligible to contribute up to an additional $11,250 in catch-up contributions to the Plan.

Newly hired employees are automatically enrolled in the Plan by the time they receive their fourth paycheck unless they make an alternative election. The initial contribution rate for participants who are automatically enrolled is 6% on a before-tax basis and increases by 1% annually in April until the participant is contributing 10%. These contributions are

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
invested in the target-date BlackRock LifePath® Index Fund nearest to the participant’s projected retirement age of 65. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before-tax, Roth and/or after-tax contribution basis, and how contributions are invested. Participants can split their contributions among any of the available investment funds, including additional BlackRock LifePath® Index target-date retirement funds, in increments of 1%. The Northern Trust Stock Fund, which is an investment option within the Plan that invests primarily in shares of Northern Trust Corporation common stock, is designated as an employee stock ownership plan (ESOP). The Former ESOP Fund, which also constitutes an ESOP, is an investment option within the Plan that holds shares of Northern Trust Corporation common stock from the Northern Trust Employee Stock Ownership Plan, which was merged into the Plan effective January 1, 2005. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related Internal Revenue Service (IRS) regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain restrictions affecting the Northern Trust Stock Fund and the Former ESOP Fund in accordance with Northern Trust Corporation’s Securities Transactions Policy and certain fund trading restrictions that apply to all participants.

(f)Employer Contributions – The Company makes a matching contribution of $0.50 on every $1.00 that a participant contributes up to 6% of eligible pay. This is equal to a maximum of 3% of eligible pay and is made to contributing participant accounts each pay period.

(g)Benefits, Withdrawals and Forfeitures – Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant’s entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his or her employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year’s employer contributions. Forfeitures amounted to $1,227,104 and $1,098,704 for the years ended December 31, 2025 and 2024, respectively. Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. Prior to the attainment of age 59-1/2, a participant’s before-tax and Roth contributions may only be withdrawn for reasons of financial hardship as defined by the Code and related IRS regulations.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
(h)Participant Loans – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00. Loans must be paid back over a maximum of five years (fifteen years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant’s entire loan balance exceed the lesser of 50% of the vested account balance or $50,000. For certain participants, balances in the Northern Trust Stock Fund may be unavailable for loans in accordance with Northern Trust Corporation’s Securities Transactions Policy. Loan interest rates are based on the prime interest rate plus 1%. Participant loans are valued at amortized cost. A nominal administrative fee for each new loan is deducted from the borrowing participant’s Plan account.

(i)Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants’ accounts will become fully vested.

2.    Summary of Significant Accounting Policies

A summary of the Plan’s significant accounting policies, consistently applied in the preparation of the accompanying financial statements, is as follows:

(a)Basis of Accounting – The financial statements of the Plan are presented under the accrual method of accounting, in accordance with U.S. generally accepted accounting principles (GAAP).

(b)Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

(c)Valuation of Investments – The Plan’s investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Northern Trust Corporation common stock is valued at the closing prices reported in the active markets in which the individual securities are traded.

The Plan’s policy is to recognize transfers between fair value levels as of the actual date of the event or change in circumstance that caused the transfer. This policy is the same for both transfers into and out of the levels.

(d)Fully Benefit-Responsive Investment Contracts – Fully benefit-responsive investment contracts held in a defined contribution plan are required to be measured at contract value. Contract value is a relevant measurement because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2025 and 2024, the Plan held fully benefit-responsive investment contracts through the Stable Value Portfolio consisting of wrapper contracts (synthetic Guaranteed Investment Contracts (GICs)). The key objective of the Stable Value Portfolio is to preserve principal, maintain a stable crediting rate, and provide liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

In a wrapper contract structure, the underlying investments are owned by the Stable Value Portfolio and held in trust for plan participants. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments over the duration of the investments through adjustments to the future interest crediting rate. The crediting rates typically reset on a monthly or quarterly basis and are influenced by a number of factors including the prevailing market rates, generated returns and duration of the underlying investments, as well as the amount and timing of participant contributions, transfers and withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may include material adverse changes to the provisions of the Plan or its termination and are not probable of occurring in the foreseeable future. Examples of events that would permit a contract issuer to terminate a contract upon short notice may include the Plan’s loss of its qualified status, material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.

(e)Participant Loans – Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances. Interest from notes receivable from participants is recorded when it is earned.

(f)Other Liabilities - Due to administrative errors, the Company deposited $9,578,336 and $9,430,525 in February 2024 and 2025, respectively, to The Northern Trust Company Master Retirement Savings Trust. The amount remaining as of December 31st for each year presented is recorded in Other Liabilities on the Statements of Net Assets Available for Benefits. The liability balance was reduced to zero by January 30, 2026.

(g)Investment Income Recognition – Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the change in the market value from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year (or date the investments were sold, if earlier).

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

(h)Contributions – Contributions from the Company are accrued based upon the funding provisions of the Plan.

(i)Administrative Expenses – During 2025 and 2024, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2025 and 2024 administrative expenses were paid by the Company.

(j)Payment of Benefits – Benefit payments are recorded when paid.

3.     Investments

The Plan follows the guidance issued under the Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, which defines fair value and provides a framework for measuring fair value including a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized within the hierarchy based on the lowest level input that is significant to their valuation.

Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan’s Level 1 investments at December 31, 2025 and 2024 included Northern Trust Corporation common stock and mutual funds. Common stock shares are valued at the closing price reported in the active markets in which the individual securities are traded. Share prices of each mutual fund, referred to as the fund’s NAV, are calculated daily by the fund’s manager based on the closing market prices and accruals of securities in the fund’s total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur by contract at the respective fund’s redemption date NAV.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan’s Level 2 investments as of December 31, 2025 and 2024 consisted of certain collective trust funds. The NAVs of the funds are calculated on a scheduled basis using the closing market prices and accruals of securities in the funds (total value of the funds) divided by the number of fund shares currently issued and outstanding. Redemptions of the collective trust funds occur by contract at the respective fund’s redemption date NAV.

Level 3 inputs are unobservable inputs for an asset or liability, including inputs from internally developed pricing models due to little or no market activity. The Plan had no Level 3 assets or liabilities at December 31, 2025 or 2024.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
The following tables present Plan investments, including those measured and recorded at fair value on a recurring basis, as well as their levels within the fair value hierarchy, each as of December 31, 2025 and 2024:

Description	Level 1	Level 2	Level 3	Balance as of December 31,
				2025
Fair value of investments in the fair value hierarchy:
Northern Trust common stock funds	$270,853,326	$—	$—	$270,853,326
Mutual funds	101,751,231	—	—	101,751,231
Collective trust funds	—	3,192,944,512	—	3,192,944,512
Total fair value of investments in the fair value hierarchy	372,604,557	3,192,944,512	—	3,565,549,069
Stable value portfolio measured at contract value(1)	—	—	—	171,427,516
Total investments	$372,604,557	$3,192,944,512	$—	$3,736,976,585

Description	Level 1	Level 2	Level 3	Balance as of December 31,
				2024
Fair value of investments in the fair value hierarchy:
Northern Trust common stock funds	$232,116,478	$—	$—	$232,116,478
Mutual funds	82,444,860	—	—	82,444,860
Collective trust funds	—	2,838,812,747	—	2,838,812,747
Total fair value of investments in the fair value hierarchy	314,561,338	2,838,812,747	—	3,153,374,085
Stable value portfolio measured at contract value(1)	—	—	—	161,070,016
Total investments	$314,561,338	$2,838,812,747	$—	$3,314,444,101
(1) The investments in fully benefit-responsive investment contracts through the Stable Value Portfolio are measured at contract value and have not been categorized in the fair value hierarchy.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
4.    Related-Party Transactions

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, investment adviser, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no identified prohibited transactions with a party-in-interest.
5.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. At certain points in recent years, the impacts of higher inflation, higher interest rates, and geopolitical events have caused significant volatility in U.S. and non-U.S. markets. As a result, it is at least reasonably possible that changes in the values of investment securities could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6.     Reconciliation of Financial Statements to Schedule H of Form 5500

The following are reconciliations of December 31, 2025 and 2024 net assets available for benefits per the financial statements to Schedule H of Form 5500.

Description	2025	2024
Net Assets Available for Benefits per the Financial Statements	$3,765,768,649	$3,335,834,487
Adjustment from Contract Value to Fair Value for
Fully Benefit-Responsive Investment Contracts	(4,720,693)	(10,381,650)
Net Assets Available for Benefits per Schedule H of Form 5500	$3,761,047,956	$3,325,452,837

7.     Tax Status

The Plan obtained its latest determination letter on January 27, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

U.S. GAAP requires the Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions for the preceding three-year period up to and including the 2022 Plan year; however, there are currently no audits for any tax periods in progress.

8.    Legal Proceedings

In 2021, Plan participants filed a putative class action complaint, purportedly on behalf of participants and beneficiaries who participated in the Plan and invested in any of the Northern Trust Focus Target Retirement Trusts, which had previously been offered as investment options under the Plan, between June 2015 and September 2021. The complaint named as defendants The Northern Trust Company, as Plan sponsor, and the Northern Trust Employee Benefit Administrative Committee, and asserted claims under ERISA for breach of fiduciary duty, breach of co-fiduciary duty, failure to monitor, prohibited transactions, and excessive fees. In 2024, the parties reached a class-wide settlement wherein Northern Trust agreed to pay a gross settlement amount of $6,900,000 to resolve and be fully released from all claims asserted in and/or related to the litigation. Northern Trust did not admit any wrongdoing as part of the settlement and is not required to make any changes going forward. On July 29, 2025, the court approved the settlement. On August 25, 2025, Northern Trust made its final payment to the settlement administrator. This matter is now resolved.
9.    Subsequent Events

The Plan has evaluated subsequent events through June 24, 2026, the date the financial statements were issued, and determined that no subsequent events occurred that require adjustments to, or disclosure in, the financial statements.

Supplementary Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)
	Northern Trust common stock funds:
1,982,966	Northern Trust Corporation*	$95,119,294	$270,853,326

	Collective Trust Funds:
6,363,731	Allspring Core Plus Bond CIT D1	$64,337,129	$67,813,188
5,522,908	BlackRock LifePath® Index 2030 Fund	83,058,128	100,820,695
6,146,667	BlackRock LifePath® Index 2035 Fund	97,584,756	121,999,044
5,244,509	BlackRock LifePath® Index 2040 Fund	86,512,723	112,256,622
6,080,411	BlackRock LifePath® Index 2045 Fund	103,468,464	139,021,305
5,034,610	BlackRock LifePath® Index 2050 Fund	86,919,475	120,400,192
3,222,952	BlackRock LifePath® Index 2055 Fund	56,246,660	78,367,367
2,187,641	BlackRock LifePath® Index 2060 Fund	38,282,641	53,231,206
1,105,587	BlackRock LifePath® Index 2065 Fund	17,224,755	22,096,261
127,004	BlackRock LifePath® Index 2070 Fund	1,459,990	1,532,094
5,325,663	BlackRock LifePath® Index Retirement Fund	75,415,526	84,804,801
987,019	Jennison U.S. Small/Mid Cap Equity Fund	97,576,839	113,605,896
4,154,161	MFS International Equity Fund Class 3	69,003,008	94,382,542
22,474,642	Northern Collective Short Term Investment Fund*	22,474,642	22,474,642
1,177,165	Northern Trust Collective Aggregate Bond Index Fund*	125,198,810	135,350,474
1,017,704	Northern Trust Collective All Country World ex-US Investable Market Index Fund*	159,737,884	257,601,252
612,432	Northern Trust Collective Russell 2000 Index Fund*	76,110,533	112,528,202
833,144	Northern Trust Collective S&P 400 Index Fund*	104,929,509	172,877,285
3,324,485	Northern Trust Collective S&P 500 Index Fund*	438,749,966	1,056,355,076
391,556	Northern Trust Treasury-Inflation Protected Securities Fund*	46,225,383	49,872,430
2,755,540	T. Rowe Price Institutional U.S. Structured Research Fund	236,148,006	275,553,938
	Total Collective Trust Funds	$2,086,664,827	$3,192,944,512

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)
	Mutual Funds:
1,972,028	DFA Emerging Markets Core Equity Portfolio	$44,016,388	$57,346,587
2,549,224	PIMCO All Asset Fund	29,435,073	29,112,132
1,540,031	PIMCO International Bond Fund	15,644,417	15,292,512
	Total Mutual Funds	$89,095,878	$101,751,231

	Stable Value Portfolio:
28,281,941	Metropolitan Tower Life Insurance	$28,281,941	$27,521,129
28,756,696	Nationwide Life Insurance Company	28,756,696	27,982,018
28,627,923	Prudential Insurance Company	28,627,923	27,874,567
28,757,628	RGA Reinsurance Company	28,757,628	27,985,846
28,338,907	Transamerica Premier Life Insurance Company	28,338,907	27,506,956
28,664,421	Voya Retirement Insurance	28,664,421	27,836,307
	Total Stable Value Portfolio	$171,427,516	$166,706,823

	Participant Loans*
	(Interest rates ranging from 4.25% to 9.50% with varying maturity dates up to March 2041)	$—	$28,087,906

		$2,442,307,515	$3,760,343,798
* Indicates a party-in-interest asset held by the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee, which is the plan administrator for The Northern Trust Company Thrift-Incentive Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

Dated:	June 24, 2026	By:	/s/ Guy Sasso
Guy Sasso
Chairperson
Employee Benefit Administrative Committee

EXHIBIT INDEX

Number	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith